Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES

Computation of Basic and Diluted Earnings Per Share

(In thousands, except per share data)

	Three Months Ended March 31
	2003	2002

Net income	$296	$212

Weighted average shares outstanding for calculating basic earnings per share	6,177	6,093

Options	165	—

Total shares for calculating diluted earnings per share	6,342	6,093

Basic earnings per share	$0.05	$0.03

Diluted earnings per share	$0.05	$0.03